Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

Condensed Interim Consolidated Statements of Financial Position (unaudited, in millions of U.S. dollars)

	September 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents (Note 15)	$1,510	$1,215
Investments	190	104
Trade and other receivables	161	232
Income tax receivables	28	24
Inventories (Note 5)	654	588
Other assets	36	33
	2,579	2,196
Non-current assets
Mineral properties, plant and equipment (Note 6)	5,251	5,338
Investment in Juanicipio (Note 7)	1,948	1,921
Inventories (Note 5)	53	52
Other taxes receivable	80	33
Deferred tax assets	64	83
Other assets (Note 4)	201	119
Total assets	$10,176	$9,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$637	$549
Derivative liabilities (Note 4)	4	—
Provisions (Note 9)	81	46
Lease obligations	49	53
Debt (Note 10)	2	5
Income tax payables	176	164
	949	817
Non-current liabilities
Provisions (Note 9)	511	589
Lease obligations	75	85
Debt (Note 10)	718	709
Other liabilities	104	106
Deferred tax liabilities	417	435
Total liabilities	$2,774	$2,741

Equity
Issued capital	7,276	7,448
Share-based compensation reserve	97	94
Investment revaluation reserve	(46)	(32)
Deficit	72	(513)
Total equity attributable to equity holders	7,399	6,997
Non-controlling interests	3	4
Total equity	7,402	7,001
Total liabilities and equity	$10,176	$9,742
See accompanying notes to the condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON NOVEMBER 4, 2026

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in millions of U.S. dollars and thousands of shares)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue (Note 16)	$1,006	$855	$3,284	$2,440
Cost of sales (Note 16)
Production costs (Note 12)	(474)	(396)	(1,328)	(1,172)
Depreciation and amortization (Note 6)	(119)	(120)	(352)	(362)
Royalties	(40)	(26)	(166)	(69)
	(633)	(542)	(1,846)	(1,603)
Mine operating earnings (Note 16)	373	313	1,438	837

General and administrative	(25)	(31)	(82)	(77)
Income from investment in Juanicipio (Note 7)	56	16	219	16
Exploration and project development	(3)	(5)	(15)	(11)
Mine care and maintenance	(8)	(6)	(23)	(22)
Foreign exchange losses	(3)	(1)	(5)	(5)
Derivative (losses) gains	(2)	(2)	(3)	27
Losses from sale of subsidiaries	—	(22)	—	(22)
Gain on sale of Mineral properties, plant and equipment (Note 6)	29	—	22	—
Change in asset retirement obligations	7	—	13	(2)
Other income (expense)	3	(12)	3	(19)
Earnings from operations	427	250	1,567	722
Investment income	61	20	92	37
Interest and finance expense	(26)	(21)	(72)	(62)
Earnings before income taxes	462	249	1,587	697
Income tax expense (Note 13)	(105)	(80)	(469)	(169)
Net earnings	$357	$169	$1,118	$528

Net earnings attributable to:
Equity holders of the Company	$357	$168	$1,117	$526
Non-controlling interests	—	1	1	2
	$357	$169	$1,118	$528

Other comprehensive earnings, net of taxes
Items that will not be reclassified to net earnings:
(Loss) gain on investments	$(14)	$1	(14)	1
Total other comprehensive (loss) earnings	$(14)	$1	$(14)	$1
Total comprehensive earnings	$343	$170	$1,104	$529

Total comprehensive earnings attributable to:
Equity holders of the Company	$343	$169	$1,103	$527
Non-controlling interests	—	1	1	2
	$343	$170	$1,104	$529

Earnings per share attributable to equity holders (Note 14)
Basic earnings per share	$0.86	$0.45	$2.67	$1.43
Diluted earnings per share	$0.86	$0.44	$2.67	$1.43

Weighted average number of common shares outstanding:
Basic	414,654	378,821	418,899	367,807
Diluted	414,722	378,909	418,973	367,891
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating activities
Net earnings	$357	$169	$1,118	$528
Items not affecting cash:
Income tax expense (Note 13)	105	80	469	169
Depreciation and amortization (Note 6)	119	120	352	362
Income from investment in Juanicipio (Note 7)	(56)	(16)	(219)	(16)
Accretion on reclamation obligations (Note 9)	7	7	24	20
Change in asset retirement obligations	(7)	—	(13)	2
Investment income	(61)	(20)	(92)	(37)
Interest expense	14	14	40	38
Other operating activities (Note 15)	(23)	21	(3)	1
Income taxes paid	(126)	(65)	(466)	(228)
Reclamation paid (Note 9)	(2)	(4)	(12)	(11)
Net change in working capital (Note 15)	50	7	4	(44)
Net cash provided by operating activities	$377	$313	$1,202	$784

Investing activities
Payments for mineral properties, plant and equipment	$(120)	$(92)	$(324)	$(220)
Cash acquired in MAG Silver Corp. Acquisition (Note 3)	—	102	—	102
Cash used for MAG Silver Corp. Acquisition (Note 3)	—	(512)	—	(512)
Dividends received from Juanicipio (Note 7)	—	—	192	—
Net purchase of investments	(11)	—	(46)	—
Cash used for investments in and loan to Galleon Gold (Note 4)	—	(6)	—	(6)
Net proceeds from derivatives	2	4	4	8
Interest received	14	8	34	22
Proceeds from dispositions of mineral property, plant and equipment	4	40	7	44
Net cash used in investing activities	$(111)	$(456)	$(133)	$(562)

Financing activities
Proceeds from common shares issued	$—	$1	$1	$3
Distributions to non-controlling interests	—	—	(2)	(1)
Dividends paid	(76)	(44)	(228)	(116)
Shares repurchased under Normal Course Issuer Bid (Note 11)	(224)	—	(473)	(31)
Repayment of construction loan (Note 10)	(1)	(2)	(4)	(5)
Interest paid	(10)	(9)	(30)	(28)
Payment of equipment leases	(14)	(13)	(42)	(38)
Net cash used in financing activities	$(325)	$(67)	$(778)	$(216)

Effects of exchange rate changes on cash and cash equivalents	3	(1)	4	1
(Decrease) increase in cash and cash equivalents	(56)	(211)	295	7
Cash and cash equivalents at the beginning of the period	1,566	1,081	1,215	863
Cash and cash equivalents at the end of the period	$1,510	$870	$1,510	$870
Supplemental cash flow information (Note 15).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share-based compensation reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2025	421,847	$7,448	$94	$(32)	$(513)	$6,997	$4	$7,001
Total comprehensive earnings
Net earnings for the period	—	—	—	—	1,117	1,117	1	1,118
Other comprehensive earnings	—	—	—	(14)	—	(14)	—	(14)
	—	—	—	(14)	1,117	1,103	1	1,104
Shares issued on the exercise of stock options (Note 11)	41	1	—	—	—	1	—	1
Shares repurchased (Note 11)	(9,566)	(173)	—	—	(304)	(477)	—	(477)
Share-based compensation	—	—	3	—	—	3	—	3
Distributions to non-controlling interests	—	—	—	—	—	—	(2)	(2)
Dividends paid	—	—	—	—	(228)	(228)	—	(228)
Balance, September 30, 2026	412,322	$7,276	$97	$(46)	$72	$7,399	$3	$7,402
See accompanying notes to the condensed interim consolidated financial statements.

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share-based compensation reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2024	363,041	$5,940	$94	$(31)	$(1,299)	$4,704	$13	$4,717
Total comprehensive earnings
Net earnings for the period	—	—	—	—	526	526	2	528
Other comprehensive earnings	—	—	—	1	—	1	—	1
	—	—	—	1	526	527	2	529
MAG Silver Corp. Acquisition (Note 4)	60,219	1,530	—	—	—	1,530	—	1,530
Shares issued on the exercise of stock options	150	4	(1)	—	—	3	—	3
Shares repurchased (Note 11)	(1,368)	(23)	—	—	(9)	(32)	—	(32)
Dispositions	—	—	—	—	—	—	(9)	(9)
Share-based compensation	—	—	2	—	—	2	—	2
Distributions to non-controlling interests	—	—	—	—	(1)	(1)	—	(1)
Dividends paid	—	—	—	—	(116)	(116)	—	(116)
Balance, September 30, 2025	422,042	$7,451	$95	$(30)	$(899)	$6,617	$6	$6,623
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 2100 – 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. The Company's common shares are listed on the Toronto Stock Exchange (TSX: PAAS) (the "TSX"), and the New York Stock Exchange (NYSE: PAAS) (the "NYSE").
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company's portfolio of assets is located in Chile, Peru, Brazil, Mexico, Canada, Argentina, Bolivia and Guatemala. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas.
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements ("Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2025 (the "2025 Annual Financial Statements") omitted. Accordingly, these Interim Financial Statements should be read in conjunction with the 2025 Annual Financial Statements.
3. MAG ACQUISITION

On May 11, 2025, the Company entered into a definitive agreement with MAG Silver Corp. ("MAG") to acquire all of the issued and outstanding common shares of MAG (the "MAG Acquisition") pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). MAG was a silver-focused mining company whose primary asset was a 44% interest in the Juanicipio mine ("Juanicipio") in Zacatecas, Mexico, operated by Fresnillo plc ("Fresnillo"), who holds the remaining 56% interest in Juanicipio. MAG's portfolio also included 100% ownership of the Larder exploration project.
On September 4, 2025, the MAG Acquisition was completed. The Company paid total consideration of $2,042 million, which is comprised of the components summarized in the following table:
Total purchase price:

Nature of consideration	Shares	Consideration
Cash	—	$500
Pan American common shares	60,219	1,530
Transaction costs	—	12
Total purchase price	60,219	$2,042
The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:
Allocation of the purchase price:

Assets acquired
Cash and cash equivalents	$102
Exploration properties	52
Property, plant and equipment	2
Investment in Juanicipio	1,888
Other current assets	3
Liabilities assumed
Accounts payable and accrued liabilities	(2)
Other liabilities	(3)
Net assets acquired	$2,042

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

September 30, 2026	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$1,510	$—	$—	$1,510
Trade receivables from provisional concentrates sales (1)	—	41	—	41
Receivables not arising from sale of metal concentrates (1)	103	—	—	103
Investments	56	133	1	190
Contingent consideration (2)	—	39	—	39
Galleon Credit Facility (2)	8	—	—	8
Non-current assets(4)	10	—	73	83
Derivative assets (3)	—	1	—	1
	$1,687	$214	$74	$1,975
Financial Liabilities:
Derivative liabilities	$—	$4	$—	$4
Debt	720	—	—	720
Accounts payable and accrued liabilities	637	—	—	637
	$1,357	$4	$—	$1,361

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$1,215	$—	$—	$1,215
Trade receivables from provisional concentrates sales (1)	—	112	—	112
Receivables not arising from sale of metal concentrates (1)	112	—	—	112
Investments	28	75	1	104
Contingent consideration (2)	—	36	—	36
Galleon Credit Facility (2)	8	—	—	8
Non-current assets	12	—	—	12
Derivative assets (3)	—	4	—	4
	$1,375	$227	$1	$1,603
Financial Liabilities:
Debt	$714	$—	$—	$714
Accounts payable and accrued liabilities	549	—	—	549
	$1,263	$—	$—	$1,263
(1)Included in Trade and other receivables.
(2)Included in Other Non-current assets.
(3)Included in Other assets.
(4)During the three months ended September 30, 2026, the Company sold its Larder Project ("Larder") to the publicly traded mining company Cadillac Mines Corporation ("Cadillac") in exchange for share consideration of 15 million shares (Note 6). The Company also acquired Cadillac shares via participation in Cadillac's Initial Public Offering. The Cadillac shares are classified as a financial asset and are designated as an equity investment at fair value through other comprehensive income ("FVOCI") upon initial recognition, reflecting the Company's intention to hold the investment for strategic purposes. Accordingly, subsequent changes in the fair value of the Cadillac shares are recognized in other comprehensive income and the investment in the Cadillac shares is presented as non-current. The fair value of the Cadillac shares was $73 million as at September 30, 2026.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
b)Fair Value Information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1:    Quoted prices in active markets for identical assets or liabilities;
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:    Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Interim Financial Statements at fair value on a recurring basis were categorized as follows:

	At September 30, 2026			At December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets and Liabilities:
Investments	$134	$—	$—	$76	$—	$—
Trade receivables from provisional concentrate sales	—	41	—	—	112	—
Derivative assets	—	1	—	—	4	—
Contingent consideration	—	—	39	—	—	36
Derivative liabilities	—	(4)	—	—	—	—
Non-current assets	$73	$—	$—	$—	$—	$—
	$207	$38	$39	$76	$116	$36
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2025.
ii) Valuation Techniques
Investments
The Company’s investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Contingent consideration
The contingent consideration receivable from the disposition of La Arena S.A. is contingent upon successful commencement of commercial production at the La Arena II project and is classified within Level 3 of the fair value hierarchy and valued using a discounted future cash flow model ("DCF"). The key unobservable inputs, which are not materially sensitive, include the estimated time to commercial production and the risk-adjusted weighted average cost of capital ("WACC"). During the three and nine months ended September 30, 2026, there were no changes to the DCF assumptions and the increase of $1 million and $2 million (2025 - $1 million and $2 million) was related to unwinding of the discount.
5. INVENTORIES

	September 30, 2026	December 31, 2025
Stockpile ore	$72	$70
Concentrate inventory	45	27
Heap leach and in process inventory	278	241
Doré and finished inventory	97	105
Materials and supplies	215	197
Total inventories	$707	$640

Current	$654	$588
Non-current	$53	$52
Total inventories held at net realizable value ("NRV") amounted to $30 million at September 30, 2026 (December 31, 2025 – $48 million).
6. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Net book value
As at January 1, 2026	$2,158	$1,568	$502	$1,110	$5,338
Additions	228	36	12	82	358
Disposals (3)	—	—	(67)	(4)	(71)
Depreciation and amortization (1)(2)	(204)	(1)	—	(150)	(355)
Depreciation charge captured in inventory	13	—	—	—	13
Transfers	15	(40)	—	25	—
Changes in asset retirement obligations (Note 9)	(30)	(2)	—	—	(32)
As at September 30, 2026	$2,180	$1,561	$447	$1,063	$5,251
Cost as at September 30, 2026	$4,835	$2,434	$484	$2,336	$10,089
Accumulated depreciation and impairments	(2,655)	(873)	(37)	(1,273)	(4,838)
Net book value – September 30, 2026	$2,180	$1,561	$447	$1,063	$5,251
(1)Includes $1 million of depreciation and amortization included in mine care and maintenance for the three and nine months ended September 30, 2026.
(2)Excludes $2 million of depreciation and amortization related to the NRV recoveries on inventories.
(3)On September 15, 2026, the Company completed the sale of the Larder Project, an advanced gold exploration property in Ontario, Canada, which had a carrying value of $52 million, to Cadillac, in exchange for 15 million common shares. The transaction was determined to be an asset disposition and the Company derecognized the related mineral property interests, and assumed assets and liabilities transferred to Cadillac. The 15 million shares received were measured at fair value based on the quoted market price on September 15, 2026 (Note 4), resulting in a consideration of $77 million and a $25 million gain on sale of mineral properties, plant and equipment.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
7. INVESTMENT IN JUANICIPIO

The Company has significant influence over its investment in Juanicipio due to its 44% ownership interest and therefore accounts for the investment using the equity method in accordance with IAS 28 - Investments in Associates and Joint Ventures.
Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio that are not covered by operating cash flows generated by Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on the ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.
Changes during the period in the Company’s investment in Juanicipio are detailed as follows:

	September 30, 2026	December 31, 2025
Investment in Juanicipio, opening balance	$1,921	$—
Acquisition of Investment in Juanicipio (Note 3)	—	1,888
Dividends paid to Pan American	(192)	(44)
Income from equity-accounted investment in Juanicipio	219	77
Investment in Juanicipio, closing balance	$1,948	$1,921
A summary of the statement of financial position of Juanicipio is as follows:

	September 30, 2026		December 31, 2025
	100%	44%	100%	44%
Cash and cash equivalents	$408	$180	$288	$127
Other current assets	165	73	177	78
Non-current assets	707	311	724	318
Current liabilities	(137)	(60)	(164)	(72)
Non-current liabilities	(42)	(18)	(21)	(9)
Net assets	$1,101	$486	$1,004	$442
Acquisition fair value and other accounting adjustments		1,462		1,479
Carrying amount of Investment in Juanicipio		$1,948		$1,921
A summary of the statement of earnings of Juanicipio is as follows:

	Three months ended September 30,				Nine months ended September 30,
	2026		2025		2026		2025
	100%	44%	100%	44%	100%	44%	100%	44%
Revenue	$304	$134	$72	$32	$1,051	$462	$72	$32
Production costs and royalties	(56)	(25)	(12)	(5)	(165)	(73)	(12)	(5)
Depreciation and amortization	(19)	(8)	(15)	(7)	(58)	(26)	(15)	(7)
Mine operating earnings	229	101	45	20	828	363	45	20
Net income and comprehensive income	$140	$63	$37	$16	$535	$236	$37	$16
Depreciation and amortization of acquisition fair value adjustments		(9)				(26)
Deferred tax impact of acquisition fair value adjustments		2				9
Income from investment in Juanicipio		$56		$16		$219		$16

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
A summary of the statement of cash flows of Juanicipio is as follows:

	Three months ended September 30,				Nine months ended September 30,
	2026		2025		2026		2025
	100%	44%	100%	44%	100%	44%	100%	44%
Cash and cash equivalents at the beginning of the period	$221	$97	$163	$72	$288	$127	$163	$72
Cash from operating activities	197	87	36	16	599	263	36	16
Cash used in investing activities	(10)	(4)	(4)	(2)	(42)	(18)	(4)	(2)
Cash used in financing activities	—	—	—	—	(437)	(192)	—	—
Cash and cash equivalents at the end of the period	$408	$180	$195	$86	$408	$180	$195	$86
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2026	December 31, 2025
Trade account payables(1)	$220	$187
Royalty payables	75	55
Other accounts payable and accrued liabilities	149	128
Payroll and severance liabilities	171	157
Value added tax liabilities	6	5
Other tax payables	16	17
	$637	$549
(1)No interest is charged on trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
9. PROVISIONS

	September 30, 2026	December 31, 2025
Asset retirement obligations, opening balance	$600	$438
Reclamation paid	(12)	(15)
Revisions in estimates and obligations	(45)	151
Accretion expense	24	26
Asset retirement obligations, closing balance	567	600
Litigation	25	35
Total provisions	$592	$635

Current	$81	$46
Non-current	$511	$589

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
10. DEBT

	December 31, 2025	Repayments	Accrued Interest	September 30, 2026
Senior note maturing December 2027	$278	$—	$2	$280
Senior note maturing August 2031	430	—	8	438
Construction loan	6	(4)	—	2
Total debt	$714	$(4)	$10	$720

Debt classification	September 30, 2026	December 31, 2025
Current	$2	$5
Non-current	$718	$709
Senior Notes
The Company has the following senior notes (the "Senior Notes"):
•$283 million in aggregate principal with a 4.63% coupon and maturing in December 2027; and
•$500 million in aggregate principal with a 2.63% coupon and maturing in August 2031.
These Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
Credit Facility
On July 22, 2026, the Company finalized an amendment to its existing senior unsecured revolving Credit Facility (the "Credit Facility") which increased available commitments to $1,500 million from $750 million, plus an increase in the accordion feature to $750 million from $250 million, which is available at the discretion of the lenders and extended the term for an additional five years. As of September 30, 2026, the Company was in compliance with all financial covenants under the Credit Facility and it is undrawn.
The borrowing costs under the amended Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) SOFR plus 1.00% to 1.75%; or (ii) Bank of Montreal's Base Rate on U.S. dollar denominated commercial loans plus nil to 0.75%. Under the ratings-based pricing, undrawn amounts under the amended Credit Facility are subject to a stand-by fee of 0.09% to 0.25% per annum, dependent on the Company's credit rating. The amended Credit Facility matures on July 22, 2031.
11. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

Share-based awards (stock options, restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"))
For the three and nine months ended September 30, 2026, the Company recorded the following share-based compensation expense included as a component of general and administrative expense:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Stock options and equity-settled RSUs	$1	$1	$3	$2
PSUs	3	7	6	14
RSUs intended to be settled in cash	6	6	11	12
DSUs	—	3	(1)	4
Total share-based compensation expense	$10	$17	$19	$32

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
The following table summarizes the changes in stock options and RSUs to be settled in equity for the nine months ended September 30, 2026:

	Stock Options		Equity-settled RSUs
	Number Outstanding	Weighted Average Exercise Price CAD$	Number Outstanding	Weighted Average Fair Value Price CAD$
As at December 31, 2024	396	$22.90	159	$31.61
Granted	—	—	90	68.41
Exercised/settled	(202)	23.15	(48)	31.61
Expired	(1)	22.95	—	—
Forfeited	(30)	22.92	(17)	31.61
As at December 31, 2025	163	$22.57	184	$49.88
Exercised/settled	(41)	22.44	(15)	47.91
Forfeited	(4)	21.18	(4)	48.27
As at September 30, 2026	118	$22.66	165	$50.12
As at September 30, 2026, the following PSUs, RSUs intended to be settled in cash, and DSUs were outstanding:

	PSUs	RSUs	DSUs
	Number Outstanding	Number Outstanding	Number Outstanding
As at December 31, 2024	881	858	131
Granted	140	347	46
Exercised/settled	(128)	(359)	—
Expired	(31)	—	—
Forfeited	—	(86)	—
As at December 31, 2025	862	760	177
Granted	—	—	26
Exercised/settled	(281)	(49)	(16)
Forfeited	—	(19)	—
As at September 30, 2026	581	692	187
Issued share capital
The Company is authorized to issue 800 million common shares without par value.
Dividends
The Company declared the following dividends in respect of or relating to the nine months ended September 30, 2026 and for the year ended December 31, 2025:

Declaration Date	Record Date	Dividend per common share
November 4, 2026	November 16, 2026	0.185
August 12, 2026	August 24, 2026	0.184
May 5, 2026	May 19, 2026	0.18
February 18, 2026	March 2, 2026	0.18
November 12, 2025	November 24, 2025	0.14
August 6, 2025	August 18, 2025	0.12
May 7, 2025	May 20, 2025	0.10
February 19, 2025	March 3, 2025	0.10

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Contingent Value Rights ("CVRs")
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million CVRs, with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine.
As at September 30, 2026 and September 30, 2025, there were 313.9 million CVRs outstanding that are convertible into 15.6 million common shares.
Normal Course Issuer Bid ("NCIB")
In March 2025, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,107,917 common shares between March 6, 2025 and March 5, 2026. In March 2026, the Company renewed the NCIB until March 5, 2027 for the ability to purchase up to 21,090,323 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 304,358 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Shares repurchased for cancellation (in thousands)	4,753	—	9,566	1,368
Average Price	$47.12	$—	$49.43	$22.74
Total Consideration	$224	$—	$473	$31
12. PRODUCTION COSTS

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Materials and consumables	$169	$146	$481	$409
Salaries and employee benefits	144	126	450	386
Contractors	139	103	383	313
Utilities	18	16	57	52
Insurance	2	4	8	16
Other expense	6	7	7	7
Changes in inventories (1)	(4)	(6)	(58)	(11)
	$474	$396	$1,328	$1,172
(1)    Includes NRV adjustments to inventories to reduce production costs by $nil and $3 million during the three and nine months ended September 30, 2026 (2025 - $4 million and $11 million).

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
13. INCOME TAXES

Income tax recognized in net earnings is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Current income tax expense	115	96	$476	$240
Deferred income tax recovery	(10)	(16)	(7)	(71)
Income tax expense	$105	$80	$469	$169
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and nine months ended September 30, 2026 and the comparable period for 2025 were changes in the recognition of certain deferred tax assets, foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Income before taxes and non-controlling interest	$462	$249	$1,587	$697
Statutory Canadian income tax rate	27%	27%	27%	27%
Income tax expense based on above rates	$125	$67	$428	$188
Increase (decrease) due to:
Non-deductible expenditures	2	1	5	2
Foreign tax rate differences	(7)	4	(35)	10
Change in net deferred tax assets not recognized	(39)	(1)	6	(21)
Effect of other taxes paid (mining and withholding)	31	20	100	43
Effect of foreign exchange on tax expense	13	(12)	5	(54)
Non-taxable impact of foreign exchange	(2)	4	11	14
Changes to opening temporary differences	—	(3)	—	(8)
Impact of inflation	(4)	(1)	(15)	(3)
Impact of change in effective tax rate on deferred tax	(5)	—	(19)	—
Reduction in tax expense due to country-specific deductions	(7)	(1)	(16)	(4)
Other	(2)	2	(1)	2
Income tax expense	$105	$80	$469	$169
Effective income tax rate	23%	32%	30%	24%
14. EARNINGS PER SHARE

Three months ended September 30,	2026	2025
Net earnings attributable to equity holders of the Company	$357	$168
Basic weighted average number of shares	414,654	378,821
Effect of Dilutive Securities:
Stock Options	68	88
Diluted weighted average number of shares	414,722	378,909

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.86	0.45
Diluted earnings per share	0.86	0.44

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

Nine months ended September 30,	2026	2025
Net earnings attributable to equity holders of the Company	$1,117	$526
Basic weighted average number of shares	418,899	367,807
Effect of Dilutive Securities:
Stock Options	74	84
Diluted weighted average number of shares	418,973	367,891

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	2.67	1.43
Diluted earnings per share	2.67	1.43

	Three months ended September 30,		Nine months ended September 30,
Potentially issuable anti-dilutive securities	2026	2025	2026	2025
Share options	—	3	—	3
Potential shares from CVR conversion (1)	15,600	15,600	15,600	15,600
	15,600	15,603	15,600	15,603
(1)    There were 314 million CVRs outstanding at September 30, 2026 (2025 - 314 million).
15. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, net change in working capital and significant non-cash items:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2026	2025	2026	2025
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses	$3	$—	$16	$15
Net realizable value inventory recovery (Note 12)	—	(4)	(3)	(11)
Losses from sale of subsidiaries	—	22	—	22
Losses (gains) on derivatives	2	2	3	(27)
Stock options and equity-settled RSUs expense (Note 11)	1	1	3	2
Gains on sale of mineral properties, plant and equipment (Note 6)	(29)	—	(22)	—
	$(23)	$21	$(3)	$1

	Three months ended September 30,		Nine months ended September 30,
Net change in working capital:	2026	2025	2026	2025
Trade and other receivables	$22	$(45)	$25	$(45)
Inventories	(13)	(1)	(75)	(13)
Prepaid expenses	12	3	(2)	—
Accounts payable and accrued liabilities	38	45	65	3
Legal provisions	(9)	5	(9)	11
	$50	$7	$4	$(44)

Cash and Cash Equivalents	September 30, 2026	December 31, 2025
Cash in banks	$1,378	$1,143
Short maturity investments	132	72
Cash and cash equivalents	$1,510	$1,215

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
16. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's President and CEO, the Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The financial performance of the operating segments is principally evaluated by the CODM with reference to attributable mine operating earnings. Mine operating earnings is the net result of segmental revenue less production costs, royalties and depreciation and amortization. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
The accounting policies of the operating segments are the same as the ones described in Note 2 of the 2025 Annual Financial Statements with the exception of mining operations with non-controlling interests and the treatment of the investment in Juanicipio, which was acquired on September 4, 2025 (Note 3). The Company's investment in Juanicipio is accounted for under the equity method. However, for internal reporting and analysis, the Company evaluates the operating performance of the Juanicipio mine by including the Company's attributable 44% share of revenues, expenses and capital expenditures.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended September 30, 2026			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$83	$50	$5	$28	$29
	Juanicipio	134	25	17	92	6
Peru	Huaron	65	37	7	21	10
Bolivia	San Vicente	56	24	2	30	3
Argentina	Cerro Moro	144	81	14	49	11
Attributable Total Silver Segment		$482	$217	$45	$220	$59
Gold Segment:
Mexico	Dolores	37	34	7	(4)	—
Peru	Shahuindo	136	51	18	67	16
Canada	Timmins	80	52	8	20	19
Brazil	Jacobina	182	63	32	87	28
Chile	El Peñon	143	66	18	59	10
	Minera Florida	77	55	7	15	8
Attributable Total Gold Segment		$655	$321	$90	$244	$81
Other segment:
Corporate and other		—	—	1	(1)	—
Attributable Consolidated Total		$1,137	$538	$136	$463	$140
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(134)	(25)	(17)	(92)	(6)
Add proportionate share of non-controlling interests		3	1	—	2	—
Reported Consolidated Total		$1,006	$514	$119	$373	$134
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the three months ended September 30, 2025			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$69	$41	$7	$21	$12
	Juanicipio	32	5	7	20	2
Peru	Huaron	45	29	6	10	12
Bolivia	San Vicente	37	22	2	13	1
Argentina	Cerro Moro	94	67	13	14	3
Attributable Total Silver Segment		$277	$164	$35	$78	$30
Gold Segment:
Mexico	Dolores	35	10	10	15	—
Peru	Shahuindo	124	42	18	64	14
Canada	Timmins	81	51	8	22	14
Brazil	Jacobina	163	49	27	87	33
Chile	El Peñon	134	62	19	53	10
	Minera Florida	71	48	7	16	6
Attributable Total Gold Segment		$608	$262	$89	$257	$77
Other segment:
Corporate and other		—	—	3	(3)	—
Attributable Consolidated Total		$885	$426	$127	$332	$107
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(32)	(5)	(7)	(20)	(2)
Add proportionate share of non-controlling interests		2	1	—	1	—
Reported Consolidated Total		$855	$422	$120	$313	$105
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the nine months ended September 30, 2026			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$301	$162	$17	$122	$67
	Juanicipio	462	73	52	337	24
Peru	Huaron	212	108	21	83	33
Bolivia	San Vicente	169	94	7	68	7
Argentina	Cerro Moro	455	211	42	202	22
Attributable Total Silver Segment		$1,599	$648	$139	$812	$153
Gold Segment:
Mexico	Dolores	96	61	17	18	—
Peru	Shahuindo	380	129	47	204	42
Canada	Timmins	329	180	30	119	56
Brazil	Jacobina	574	178	89	307	83
Chile	El Peñon	494	201	54	239	29
	Minera Florida	265	165	22	78	26
Attributable Total Gold Segment		$2,138	$914	$259	$965	$236
Other segment:
Corporate and other		—	—	6	(6)	1
Attributable Consolidated Total		$3,737	$1,562	$404	$1,771	$390
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(462)	(73)	(52)	(337)	(24)
Add proportionate share of non-controlling interests		9	5	—	4	—
Reported Consolidated Total		$3,284	$1,494	$352	$1,438	$366
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the nine months ended September 30, 2025			Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Segment/Country	Operation	Revenue
Silver Segment:
Mexico	La Colorada	$182	$110	$19	$53	$35
	Juanicipio	32	5	7	20	2
Peru	Huaron	146	95	21	30	26
Bolivia	San Vicente	94	61	7	26	3
Argentina	Cerro Moro	253	182	31	40	13
Attributable Total Silver Segment		$707	$453	$85	$169	$79
Gold Segment:
Mexico	Dolores	135	43	38	54	—
Peru	Shahuindo	334	122	49	163	34
Canada	Timmins	257	159	26	72	39
Brazil	Jacobina	452	150	86	216	59
Chile	El Peñon	388	185	60	143	29
	Minera Florida	194	131	18	45	19
Attributable Total Gold Segment		$1,760	$790	$277	$693	$180
Other segment:
Corporate and other		—	—	7	(7)	3
Attributable Consolidated Total		$2,467	$1,243	$369	$855	$262
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(32)	(5)	(7)	(20)	(2)
Add proportionate share of non-controlling interests		5	3	—	2	(2)
Reported Consolidated Total		$2,440	$1,241	$362	$837	$258
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

Reconciliation of Mine operating earnings to Earnings before income taxes	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Attributable segmental mine operating earnings	$463	$332	$1,771	$855
Less: the Company's 44% share of Juanicipio operating results	(92)	(20)	(337)	(20)
Add: proportionate share of non-controlling interests	2	1	4	2
Mine operating earnings as reported	$373	$313	$1,438	$837
General and administrative	(25)	(31)	(82)	(77)
Exploration and project development	(3)	(5)	(15)	(11)
Mine care and maintenance	(8)	(6)	(23)	(22)
Foreign exchange losses	(3)	(1)	(5)	(5)
Derivative (losses) gains	(2)	(2)	(3)	27
Gain on sale of Mineral properties, plant and equipment (Note 6)	29	—	22	—
Losses from sale of subsidiaries	—	(22)	—	(22)
Change in asset retirement obligations	7	—	13	(2)
Other expense	3	(12)	3	(19)
Net earnings from operations	371	234	1,348	706
Income from investment in Juanicipio (Note 7)	56	16	219	16
Investment income	61	20	92	37
Interest and finance expense	(26)	(21)	(72)	(62)
Earnings before income taxes	$462	$249	$1,587	$697

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2026 and December 31, 2025, and for the
three and nine months ended September 30, 2026 and 2025
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
Revenue	2026	2025	2026	2025
Refined silver and gold	$796	$698	$2,573	$1,998
Zinc concentrate (1)	51	38	125	105
Lead concentrate (1)	102	83	372	232
Copper concentrate (1)	17	12	66	33
Silver concentrate (1)	40	24	148	72
Total	$1,006	$855	$3,284	$2,440
(1)    Zinc, lead, copper and silver concentrates also include payable quantities of silver and gold.

PAN AMERICAN SILVER CORP.	20